Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Ginkgo Bioworks Announces Agreement to Acquire Fungal Platform Technology Company Dutch DNA

Strategic acquisition will establish a European presence and grow Ginkgo’s Codebase of large-scale protein production capabilities

NEWS PROVIDED BY

Ginkgo Bioworks

May 17, 2021, 07:00 ET

BOSTON, May 17, 2021 /PRNewswire/ — Ginkgo Bioworks, Inc. (“Ginkgo”), the organism company, today announced it has signed a purchase agreement to acquire Dutch DNA Biotech B.V. (“Dutch DNA”), a company based in Utrecht, Netherlands with a proprietary platform technology focused on the development of fungal strains and fermentation processes for the production of proteins and organic acids. Under the terms of the purchase agreement, Ginkgo will acquire 100% of Dutch DNA shares via a combination of both cash and equity. In addition, certain stakeholders of Dutch DNA will also receive earn-out payments upon achievement of one or more technical and commercialization milestones.

With this acquisition, Ginkgo will integrate Dutch DNA’s team, assets, and operations into the broader Ginkgo platform for cell programming, and will, for the first time, expand Ginkgo operations internationally. The acquisition is expected to close in July.

Ginkgo’s mission is to make biology easier to engineer, so that someday it will be possible to program cells as easily as it is to program computers. Ginkgo’s growing “Codebase” of biological knowledge, strains, and processes for cell programming enable its customers to develop complex cell programs more effectively, by drawing on previously characterized DNA code and organisms that have been optimized for production. Dutch DNA’s significant expertise and assets for the large-scale production of proteins would add a valuable set of tools to the platform for Ginkgo’s customers across markets to access.

Dutch DNA, created in 2015 as a management buy-out from the Netherlands Organization for Applied Scientific Research (TNO), has a 30 year track record of developing and supplying fungal biotechnology processes for the industrial production of enzymes, proteins and organic acids. It has deep expertise in an important class of microbes — filamentous fungi — that are incredibly efficient and used to make everything from the enzymes in laundry detergent to proteins for food. Dutch DNA has developed unique filamentous fungal host strains that can be developed into highly efficient producers of various proteins and enzymes.

“Where software platforms lean on a codebase of Software Development Kits (SDKs), you can think of cell programming platforms using Cell Development Kits (CDKs) to enable new applications. Dutch DNA has the most exciting fungal “CDK” we have seen, and their work with filamentous fungi is truly differentiating. We believe their expertise in developing and engineering these strains, combined with Ginkgo’s automated and high-throughput Foundry, will help us provide best-in-class production hosts to our customers developing protein and enzyme products unlike anything currently available on the market. This technology could have applications across a wide range of industries, including more efficient and sustainable production of plant-based foods, low-energy laundry detergents, pharmaceutical manufacturing and more,” said Jason Kelly, CEO of Ginkgo Bioworks. “We are thrilled to welcome Dutch DNA and its talented team, and excited about what we can accomplish together.”

“This step creates an amazing opportunity to deploy Dutch DNA’s technology platform in a variety of market segments. We hope the combination of ‘conventional’ biotechnology with artificial intelligence and high throughput technologies will boost developments significantly. As founders we are extremely proud of our team which proved our technology is compatible with the foundry of Ginkgo,” said Art de Boo, Founder of Dutch DNA. “Further we are pleased that our company may serve as a stepping stone for Ginkgo to come to Europe and the Netherlands.”

This news follows a period of momentum and growth for Ginkgo. Companies across numerous industries use Ginkgo’s cell programming platform to find more effective, environmentally friendly ways to create products including food ingredients, fragrances, cosmetics, medicines, and more. By enabling the design of organisms that can produce valuable biological products, Ginkgo helps accelerate the development of innovative, bio-based solutions to the world’s most pressing environmental challenges.

About Ginkgo Bioworks

Ginkgo is building a platform to program cells as easily as we can program computers. The company’s platform is enabling the growth of biotechnology across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo is also actively supporting a number of COVID-19 response efforts, including community testing, epidemiological tracing, vaccine development and therapeutics discovery. For more information, visit www.ginkgobioworks.com.

About Dutch DNA

Dutch DNA is a technology provider for leading innovators in the food, feed and enzyme industry. The company started in 2015 as a management buy-out from the Netherlands Organization for Applied Scientific Research (TNO) with founders Peter Punt PhD, Art de Boo and Cornelis Mijnders. The company is based at the Science Park in Utrecht, the Netherlands. For more information, visit www.ddna-biotech.com.

Contact: press@ginkgobioworks.com; ginkgobioworks@missionnorth.com

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4 with the SEC on May 14, 2021, which includes a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.